SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 17, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: France Telecom press release concerning the French Competition Council decision on the marketing of the iPhone in France press release

Paris, 17 December 2008

The Competition Council announces its decision on the commercialisation of the 3G iPhone in France

Orange acknowledges the decision of the Competition Council and will appeal before the Court of Appeal in Paris.

Orange notes that this decision places France in a radically different situation compared to countries such as the United States, Germany, the United Kingdom and Spain. Orange also points out that the launch of the iPhone in France was largely based on an industrial partnership in which Orange has heavily invested. This partnership has enabled a large number of people in France to benefit from innovative services at an attractive price. Thanks to its user-friendly interface and high-quality screen, the iPhone, with its specially adapted Orange packages, offers a truly new experience and has contributed to the emergence of mobile Internet in France benefiting the entire market.

The Competition Council's decision also undermines Orange's efforts to develop high-speed mobile services in France. It is ironic that the operator which is most behind in terms of rolling out its 3G network initiated this complaint. It should also be noted that it has taken over a year to request these “urgent” conservative measures, which have finally been processed just before the end-of-year commercial period. Orange notes that the plaintiff, instead of offering genuine competition based on innovative offers, systematically turns to independent administrative authorities to maintain its privileged situation and curb commercial and marketing innovations offered by its competitors.

This decision is a serious blow. It calls into question the economic structure of the market and in particular, the different partnerships made between mobile operators and handset manufacturers working in the best interests of consumers and promoting innovation. By limiting all exclusive agreements to three months, operators will no longer be able to justify certain investments such as those made by Orange to launch the iPhone. These technical and commercial investments enabled Orange to offer a cutting-edge handset, coupled with innovative mobile Internet applications, to the wider public.

This decision, which will have a major impact on the market, was taken without any in-depth examination of the situation during a debate on conservatory measures. Unfortunately, this decision may have serious consequences on manufacturers, as well as their subcontractors and software suppliers, sectors that are already facing economic difficulties.

After one year of its exclusive partnership, Orange will have sold over 150,000 first generation iPhones and over 450,000 3G iPhones.

About Orange :

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. France Telecom serves more than 177 million customers in five continents as of September 30, 2008, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007 and 39.9 billion euros for the nine first months of 2008. As of September 30, 2008, the Group had 117.6 million mobile customers and 12.4 million broadband Internet (ADSL) customers.

Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the banner for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband Internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies. France Telecom (NYSE:FTE) is listed on Euronext Paris (compartiment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited, Orange France or France Telecom.

Press contacts: 01 44 44 93 93

Béatrice Mandine, beatrice.mandine@orange-ftgroup.com

Louis-Michel Aymard, louismichel.aymard@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 17, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer